UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Quinn, David W.
   Centex Corporation
   2728 N. Harwood, 9th Floor

   Dallas, TX  75201
2. Issuer Name and Ticker or Trading Symbol
   Centex Corporation (CTX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------
------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount
of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities
Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial

                                              (Month/                            or              Owned at       or  Ownership

                                              Day/Year)   Code V   Amount        D  Price        End of Month   I

------------------------------------------------------------------------------------------------------------------
------------------
Common Stock                                  04/03/01    A    V   20,000        A                              D
Direct
Common Stock                                  07/20/01    M        42,200        A  $23.8100                    D
Direct
Common Stock                                  07/20/01    S (1)    42,200        D  $48.5000     20,400
D  Direct
Common Stock                                                                                     3,660          I  by 401(k)
Plan
Common Stock                                  07/20/01    S (1)    37,500        D  $48.7560                    I
by Family Ltd Ptr
                                                                                                                   shp
Common Stock                                  07/23/01    S (1)    3,000         D  $48.5083     0              I
by Family Ltd Ptr
                                                                                                                   shp

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------
------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative
6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)
Expiration Date
                               Price of        Date           Code      or Disposed of (D)

                               Derivative
                               Security                       Code  V   A                D                Exercisable
Expiration
------------------------------------------------------------------------------------------------------------------
------------------
Non-Qualified Stock Option     $23.8100        07/20/01       M                          42,200           (2)
      04/01/10
(right to buy)
Non-Qualified Stock Option     $36.0600
04/01/09
(right to buy)
Non-Qualified Stock Option     $38.6875
04/01/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------
------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number
of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative
Indirect
                               Date      Securities                                   vative      Securities    D
Beneficial
                                                                        Amount or     Security    Beneficially  or
Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------
------------------

Non-Qualified Stock Option     07/20/01  Common Stock                   42,200
100,800       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   168,000                   168,000
  D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   168,000                   168,000
  D   Direct
(right to buy)

Explanation of Responses:

(1)
These shares were sold for the reporting person's family trust and estate planning purposes.

(2)
Shares vest over four years with 20% vesting on the date of grant and 20% vesting on each of the first four anniversaries of the
date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Quinn, David W.
DATE